Exhibit 99.1

News Release

C$ unless otherwise stated For Immediate Release July 26, 2023	TSX/NYSE/PSE: MFC SEHK: 945

Manulife Financial Corporation announces Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 13

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that it does not intend to exercise its right to redeem all or any of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 13 (the “Series 13 Preferred Shares”) (TSX: MFC.PR.K) on September 19, 2023. As a result, subject to certain conditions described in the prospectus supplement dated June 17, 2013 relating to the issuance of the Series 13 Preferred Shares (the “Prospectus”), the holders of the Series 13 Preferred Shares have the right, at their option, to convert all or part of their Series 13 Preferred Shares on a one-for-one basis into Non-cumulative Floating Rate Class 1 Shares Series 14 of Manulife (the “Series 14 Preferred Shares”) on September 19, 2023. A formal notice of the right to convert Series 13 Preferred Shares into Series 14 Preferred Shares will be sent to the registered holders of the Series 13 Preferred Shares in accordance with the share conditions of the Series 13 Preferred Shares. Holders of Series 13 Preferred Shares are not required to elect to convert all or any part of their Series 13 Preferred Shares into Series 14 Preferred Shares. Holders who do not exercise their right to convert their Series 13 Preferred Shares into Series 14 Preferred Shares on such date will retain their Series 13 Preferred Shares, unless automatically converted in accordance with the conditions below.

The foregoing conversion right is subject to the conditions that: (i) if, after September 4, 2023, Manulife determines that there would be less than 1,000,000 Series 13 Preferred Shares outstanding on September 19, 2023, then all remaining Series 13 Preferred Shares will automatically be converted into an equal number of Series 14 Preferred Shares on September 19, 2023, and (ii) alternatively, if, after September 4, 2023, Manulife determines that there would be less than 1,000,000 Series 14 Preferred Shares outstanding on September 19, 2023, then no Series 13 Preferred Shares will be converted into Series 14 Preferred Shares. In either case, Manulife will give written notice to that effect to any registered holders of Series 13 Preferred Shares affected by the preceding minimums on or before September 12, 2023.

The dividend rate applicable to the Series 13 Preferred Shares for the 5-year period commencing on September 20, 2023, and ending on September 19, 2028, and the dividend rate applicable to the Series 14 Preferred Shares for the 3-month period commencing on September 20, 2023, and ending on December 19, 2023, will be determined and announced by way of a news release on August 21, 2023. Manulife will also give written notice of these dividend rates to the registered holders of Series 13 Preferred Shares.

Beneficial owners of Series 13 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on September 4, 2023. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, TSX Trust Company, at 1-800-783-9495.

Subject to certain conditions described in the Prospectus, Manulife may redeem the Series 13 Preferred Shares, in whole or in part, on September 19, 2028 and on September 19 every five years thereafter and may redeem the Series 14 Preferred Shares, in whole or in part, after September 19, 2023.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 14 Preferred Shares effective upon conversion. Listing of the Series 14 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 14 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.

The Series 13 Preferred Shares and the Series 14 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-852-4875 hung_ko@manulife.com